

November 5, 2009

Mr. R. Don Morris
President
Bullion Monarch Mining, Inc.
299 East 950 South
Orem, Utah 84058

       Re: **Bullion Monarch Mining, Inc.**
               Form 10-K for Fiscal Year Ended April 30, 2009
               Filed August 13, 2009
               Form 10-K/A for Fiscal Year Ended April 30, 2009
               Filed September 15, 2009
               Response Letter Dated August 10, 2009
               File No. 1-03896

Dear Mr. Morris:

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Exchange Act Reports

1.   We note your response indicates that you intend to reflect your adjustments as of May 1, 2005, rather than April 1, 2005. When the adjustments are made and reflected in your financials statements, include a statement describing the significance of the dates and if true, provide a statement that indicates no material events or transactions occurred in the 30 day period following the actual reorganization date.

2.   We note that you have determined that the reorganization should be accounted for as quasi-reorganization. Please note we are continuing to consider your accounting conclusions.

Mr. R. Don Morris
Bullion Monarch Mining, Inc.
November 5, 2009
Page 2

3.   We note your response and your plans regarding your accounting for the
       reorganization. Please provide us with an adjusted set of financial statements that
       includes the effects of your proposed accounting as of the effective date of the
       reorganization.

4.   Please tell us if you have considered the requirements to file an Item 4.02 Form 8-
       K for the financial statement adjustments that you describe in your response.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

       You may contact Kevin Stertzel at (202) 551-3723, if you have questions
regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3683 with any other questions.

                                              Sincerely,

                                              Jill S. Davis
                                              Branch Chief

cc: K. Stertzel
       G.K. Schuler
       N. Gholson
       Mr. Leonard W. Burningham, Esq. – facsimile (801) 355-7126